================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

================================================================================

On October 27, 2005, Husky Energy Inc. issued a press release announcing plans to construct a second ethanol facility. The press release is attached hereto to as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date: October 28, 2005

                                                                       EXHIBIT A
                                                                       ---------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
                                                                          2005

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
--------------------------------------------------------------------------------

                                                                October 27, 2005

For immediate release

               HUSKY ENERGY PLANS TO BUILD SECOND ETHANOL FACILITY

CALGARY, ALBERTA - Husky Energy announced today that it will proceed with the construction of a major ethanol facility on the site of its existing plant at Minnedosa, Manitoba. The new plant, to be constructed at an estimated cost of $145 million, will have a production capacity of 130 million litres of ethanol per year. The plant will replace the existing 25-year-old, 10 million litres per year facility, and is scheduled to be fully operational during mid-2007.

The new Minnedosa plant will be Husky's second major ethanol facility in Western Canada. The Company is currently building a 130 million litres per year facility adjacent to its heavy oil upgrader at Lloydminster, Saskatchewan. The Lloydminster plant is anticipated to be operational in the second quarter of 2006.

The new plant will utilize about 350,000 tonnes of wheat per year to produce 130 million litres of ethanol and approximately 126,000 tonnes of Distillers Dried Grains with Solubles (DDGS), a high protein, non-animal based livestock feed.

The proposed plant will be built using the latest technology to enhance environmental performance. Husky has incorporated a number of environmental control measures and technologies in the facility's design, including baghouses in the grain receiving and milling operations, state-of-the-art DDGS drying technology, and floating roofs on the ethanol storage tanks. The plant is eligible for $10.4 million in funding from the Government of Canada's Ethanol Expansion Program.

This is Husky's second initiative supporting Manitoba's biofuel industry. In June, the Company established a $1 million endowment at the University of Manitoba for research in biofuels, with a focus on ethanol. In addition, Husky, in conjunction with the University, is applying to establish a Natural Sciences and Engineering Research Chair (NSERC) for wheat feedstock and ethanol production technologies, which if successful, would see Husky making a further contribution of $375,000 per year for five years to the University.

"Husky's new Minnedosa plant is another step in Husky's strategic direction to provide improved fuel quality and expand our operations to meet consumer demand," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "This initiative further supports our current program of ethanol-blended fuels marketed under our Mother Nature's Fuel brand," said Mr. Lau.

Mr. Lau acknowledged the support provided by the governments of Manitoba and Canada for the development of alternate fuels. "Both levels of government should be complimented for encouraging the use of alternate fuels in Canada, and for delivering on their commitment to the economy and the environment," Mr. Lau stated.


              707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
              T: (403) 298-6111 F: (403) 298-7464

"Husky Energy should be congratulated for this major investment in the ethanol industry," said Premier Gary Doer. "This new plant will aid Manitoba in its plan to expand the use of clean energy alternatives to reduce greenhouse gases and to bring new economic development to rural areas. The government of Manitoba looks forward to continuing to work closely with Husky as the new plant is built."

"The renewable fuel produced by this plant will help Canada reduce greenhouse gas emissions that contribute to climate change," said Reg Alcock, President of the Treasury Board. "I congratulate Husky for its strong commitment to sustainability and our green energy future."

"Husky's announcement is good news for Minnedosa," said Mayor of Minnedosa, Duane LaCoste. "The new ethanol plant will add further economic stability to the community, provide new jobs for our citizens as well as markets for local grain producers and a quality feed supply for livestock operations. We've had a very rewarding relationship with Husky and look forward to growing with the Company's new plant."

Ethanol is an oxygenate derived from biologically renewable sources such as grain, corn or wood waste. When added to gasoline, ethanol promotes fuel combustion, raises octane levels and prevents fuel line freezing. The use of ethanol-blended fuel also reduces carbon monoxide emissions, ozone precursors and net emissions of greenhouse gases. Natural Resources Canada has estimated that a litre of 10 percent ethanol blend can reduce greenhouse gas emissions by up to five percent compared to a litre of gasoline. Environment Canada has designated ethanol-blended gasoline as an Environmental Choice product.

Husky Energy has established itself in the market development of ethanol-blended fuel, and has received government recognition for its initiatives. Ethanol-blended gasoline is currently available at Husky and Mohawk branded service stations.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN STATEMENTS CONTAINED IN THIS PRESENTATION, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES, AND CHANGES IN ESTIMATES OF FUTURE PRODUCTION THAT COULD INFLUENCE ACTUAL RESULTS.

                                       30

For further information, please contact:

Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
Calgary, AB
(403) 750-4938